SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of November 2002.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building 4-1,
Marunouchi 2-chome Chiyoda-ku,
Tokyo 100-6330 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40F:
Form 20F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of November 11, 2002 regarding the dissolution of two wholly-owned subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	November 11, 2002	By:	/s/ NORIAKI YAMAGUCHI
		Name:	Noriaki Yamaguchi
		Title:	Representative Director and CFO

FOR IMMEDIATE RELEASE

November 11, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Corporate Planning Division
Tel: +81-3-5220-0374

Dissolution of Subsidiaries

Konami Corporation hereby announces that it has resolved, at the meeting of the Board of Directors held on November 11, 2002, to dissolve its subsidiaries, Konami Computer Entertainment Kobe, Inc. and Konami Computer Entertainment Nagoya, Inc. as explained below.

1.	Reasons for the dissolution

Both subsidiaries were established to produce video game software. Konami Corporation has decided to concentrate production operations in fewer companies in an effort to focus management resources and enhance the productivity of the Konami group as a whole. As a result, Konami Corporation has decided to dissolve both subsidiaries and transfer their operations to other production companies in the Konami group.

2.	Company Information

Name of the company	Konami Computer Entertainment Kobe, Inc.	Konami Computer Entertainment Nagoya, Inc.

Address	7-3-2 Naka-machi, Minatojima, Chuo-ku, Kobe-shi, Hyogo	4-3-1 Toranomon, Minato-ku, Tokyo

Name of representative director and president	Hitoshi Kobayashi	Hitoshi Kobayashi

Type of business	Video game software production	Video game software production

Paid-in capital	300 million yen	300 million yen

Ownership	100% by Konami Corporation	100% by Konami Corporation

3.	Schedule of Dissolution
The dissolution is scheduled to be approved at an extraordinary general meeting in December 2002.

4.	Impact of Dissolution
Konami does not expect that the dissolution of these two subsidiaries will have a material impact on its consolidated results of operations or financial condition.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs are forward-looking statements about the future performance of Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements.